UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
OPENTV CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands (State or other jurisdiction of Incorporation)	001-15473 (Commission File Number)	98-0212376 (IRS Employer Identification No.)
275 Sacramento Street
San Francisco, California 94111
(Address of principal executive offices)
(415) 962-5000
(Issuer’s telephone number)

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS
INTRODUCTION
CHANGE OF CONTROL
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership of Management
EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES
CORPORATE GOVERNANCE AND BOARD MATTERS
EXECUTIVE COMPENSATION
Summary Compensation Table
REPORT ON EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OPENTV CORP.
275 Sacramento Street
San Francisco, CA 94111
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS
December 26, 2006
      This Information Statement is being furnished to holders of record as of December 14, 2006 of the ordinary shares of OpenTV Corp., a British Virgin Islands corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.
      No vote or other action by our shareholders is required in response to this Information Statement. Proxies are not being solicited.
      References throughout this information statement to “we”, “us” and “our” are to OpenTV Corp.
INTRODUCTION
      On October 18, 2006, we issued a press release announcing that Kudelski SA (“Kudelski”), a Swiss company, and certain of its subsidiaries had signed a Share Purchase Agreement with Liberty Media Corporation (“Liberty”) to acquire voting control of our company (the “Share Purchase transaction”). Pursuant to the agreement, Kudelski, Kudelski Interactive USA, Inc., a Delaware corporation (“Kudelski US”), and Kudelski Interactive Cayman, Ltd., a Cayman Islands company (“Kudelski Cayman”) agreed to purchase all of our Class A ordinary shares and Class B ordinary shares held by Liberty IATV, Inc. and Liberty IATV Holdings, Inc. Kudelski US and Kudelski Cayman are indirect, wholly-owned subsidiaries of Kudelski. We are not a direct party to that agreement. We anticipate that the conditions necessary to complete the sale of Liberty’s controlling interest in our company to Kudelski, other than the condition related to the mailing of this Information Statement, will be satisfied on or before January 31, 2007.
      Whether or not the other conditions to closing the Share Purchase transaction have been satisfied, we will still be unable to make any of the changes to our board of directors required by the Share Purchase Agreement until the expiration of the ten (10) day period beginning on the date of the filing of this Information Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 promulgated under the Exchange Act. Assuming that ten (10) day period has expired, we would expect the following transactions contemplated by the Share Purchase Agreement to take place. In general, at that time:

•	Kudelski will acquire 6,533,951 of our Class A ordinary shares and 30,206,154 of our Class B ordinary shares from Liberty for a purchase price of $3.60 per share, with an aggregate purchase price of $132,264,378, which we understand is being paid using the corporate funds of Kudelski and its subsidiaries. The shares to be acquired collectively represent an economic interest of approximately 26.7%, and a voting interest of approximately 74.6%, in our company, based on the number of our ordinary shares outstanding as of October 31, 2006. Therefore, Kudelski will acquire voting control of us.

•	In connection with the closing of the transaction, James A. Chiddix is expected to resign as our Chairman and Chief Executive Officer effective immediately prior to the closing of the Share Purchase transaction but remain a director of our company. The following current directors are also expected to resign from our board of directors effective immediately prior to the closing of the Share Purchase transaction: Messrs. Robert Bennett, Tony Werner and Michael Zeisser. Messrs. David Wargo, Timothy Bryan and Jerry Machovina are expected to remain on our board of directors after the closing of the Share Purchase transaction.

•	Concurrent with the foregoing resignations, the board size will be increased from seven (7) to eleven (11) members, and persons designated by Kudelski are expected to be appointed by our board of directors to replace the resigning directors and fill the vacancies resulting from the increase in the number of authorized board seats so that a majority of our board of directors consists of directors designated by Kudelski. Mr. André Kudelski, Chairman and Chief Executive Officer of Kudelski is expected to be appointed as the Chairman of our board of directors, and Mr. Alan A. Guggenheim, currently the Chief Executive Officer of NagraStar LLC, a joint venture between EchoStar Communications and Kudelski that supplies conditional access systems and security access devices and services to EchoStar’s Dish Network and its affiliated companies, is expected to be appointed as our President and Chief Executive Officer and director. Mr. Guggenheim is also an Executive Vice President and Executive Board member of Kudelski and Chairman of the Board of NagraUSA, Inc., an indirect subsidiary of Kudelski. Effective upon Mr. Guggenheim’s appointment as our President and Chief Executive Officer, he is expected to resign his positions with Kudelski, NagraStar and NagraUSA, Inc. so that he can devote his full time and efforts to our company. We also anticipate that the following persons will be appointed to serve on our board of directors: Joseph Deiss, Lucien Gani, Mercer Reynolds, Pierre Roy and Claude Smadja.

•	Upon completion of the changes described above and as a condition to the closing of the Share Purchase transaction, a majority of our board of directors will consist of persons designated by Kudelski.

      As of October 31, 2006, 107,138,661 of our Class A ordinary shares (excluding 76,327 treasury shares) and 30,631,746 of our Class B ordinary shares were issued and outstanding, which comprises the voting securities that would be entitled to vote for directors at a shareholder’s meeting if one were to be held. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes.
      Please read this Information Statement carefully. It describes some of the terms contained in the Share Purchase Agreement and contains biographical and other information concerning our directors after the transaction contemplated thereby closes.
CHANGE OF CONTROL
      Assuming that the transactions contemplated by the Share Purchase Agreement close, a majority of our board of directors will consist of persons designated by Kudelski, as described above.
      As of the date of this Information Statement, the closing of the transactions contemplated by the Share Purchase Agreement has not occurred and there has not yet been a change in control of our company. We are providing this Information Statement in anticipation of that closing and the changes we expect to be implemented if all conditions to that closing are satisfied or waived. If the conditions to be satisfied are not fully met or waived in a timely fashion, the transactions described in this Information Statement may not occur, and there may not be a change in control of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership of Certain Beneficial Owners
      The table below sets forth, to the extent known by us or ascertainable from public filings, certain information as of October 31, 2006 with respect to the beneficial ownership of each class of our ordinary shares by each person who is known by us to be the beneficial owner of more than five percent of any class of our ordinary shares. For the information of our shareholders, we have shown this information both before the transfer of shares to Kudelski and, below that, under the caption “After the Share Purchase transaction,” the same information on a pro forma basis assuming the Share Purchase transaction had closed on October 31, 2006 and Kudelski beneficially owned all of its shares on that date.
      Unless otherwise indicated in the footnotes below, each entity has sole voting power and investment power with respect to the ordinary shares set forth opposite such entity’s name. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after October 31, 2006, are deemed to be outstanding and to be beneficially owned by that entity holding the options, warrants or convertible securities for the purpose of computing the percentage ownership and voting power of that entity, but are not treated as outstanding for the purpose of computing the percentage ownership and voting power of any other entity. For purposes of the following presentation, beneficial ownership of OpenTV Class B ordinary shares, though convertible on a one-for-one basis into OpenTV Class A ordinary shares, is reported as beneficial ownership of OpenTV Class B ordinary shares only, and not as beneficial ownership of OpenTV Class A ordinary shares.
      The percentage ownership information set forth in the following table is based upon 107,138,661 OpenTV Class A ordinary shares and 30,631,746 OpenTV Class B ordinary shares, in each case, outstanding as of October 31, 2006.
     Before the Share Purchase transaction:

		Number of	Percentage of	Voting
Name and Address of Beneficial Owner	Title of Class	Shares	Class	Power

Liberty Media Corporation(1)	OpenTV Class A	8,847,667	8.3%	76%
12300 Liberty Boulevard	OpenTV Class B	30,510,120	99.6%	—
Englewood, CO 80112
Sun Microsystems, Inc.(2)	OpenTV Class A	7,594,796	7.1%	1.8%
901 San Antonio Road
Mail Stop PAL 1-S2
Palo Alto, CA 94304

(1)	Liberty holds 2,313,716 Class A ordinary shares and 303,996 Class B ordinary shares through its subsidiary LDIG OTV, Inc., 5,866,640 Class A ordinary shares through its subsidiary Liberty IATV, Inc.; and 667,311 Class A ordinary shares and 30,206,154 Class B ordinary shares through its subsidiary Liberty IATV Holdings, Inc.

(2)	Sun Microsystems, Inc. holds its shares through its subsidiary, Sun TSI Subsidiary, Inc.

After the Share Purchase transaction (assuming the Share Purchase transaction had closed on October 31, 2006):

		Number of	Percentage of	Voting
Name and Address of Beneficial Owner	Title of Class	Shares	Class	Power

Kudelski SA(1)	OpenTV Class A	6,533,951	6.1%	74.6%
Rte de Geneve 22-24	OpenTV Class B	30,206,154	98.6%	—
P.O. Box 134
1033 Cheseaux Switzerland
Sun Microsystems, Inc.(2)	OpenTV Class A	7,594,796	7.1%	1.8%
901 San Antonio Road
Mail Stop PAL 1-S2
Palo Alto, CA 94304

(1)	Pursuant to the Share Purchase Agreement, the OpenTV Class A ordinary shares will be held by Kudelski Cayman and the OpenTV Class B ordinary shares will be held by Kudelski US.

(2)	Sun Microsystems, Inc. holds its shares through its subsidiary, Sun TSI Subsidiary, Inc.
Security Ownership of Management
      The following table sets forth, to the extent known by OpenTV or ascertainable from public filings, certain information as of October 31, 2006 with respect to the beneficial ownership of OpenTV Class A ordinary shares and OpenTV Class B ordinary shares by (i) each of our current directors; (ii) each of our named executive officers identified in our definitive proxy statement for our 2006 annual meeting of stockholders filed with the Securities and Exchange Commission on May 1, 2006; and (iii) all current directors and executive officers as a group. In addition, the table sets forth information, to the extent known by us or ascertainable from public filings, with respect to the beneficial ownership by such individuals of shares of Liberty’s Series A Liberty Capital common stock (“LCAPA”), Liberty’s Series A Liberty Interactive common stock (“LINTA”), Liberty’s Series B Liberty Capital common stock (“LCAPB”) and Liberty’s Series B Liberty Interactive common stock (“LINTB”), which are equity securities of Liberty, which in turn currently owns a controlling interest in us. We have shown this information both before the transfer of shares to Kudelski and, below that, under the caption “After the Share Purchase transaction,” the same information on a pro forma basis assuming the Share Purchase transaction had closed on October 31, 2006 and Kudelski beneficially owned all of its shares on that date and the changes to our board of directors described above had taken place, except that in the case of the pro forma information, we have indicated the number of equity securities of Kudelski owned by the named individuals rather than equity securities of Liberty.
      The following information regarding OpenTV ordinary shares is given as of October 31, 2006 and, in the case of percentage ownership information, is based on 107,138,661 of our Class A ordinary shares (excluding 76,327 treasury shares) and 30,631,746 of our Class B ordinary shares, in each case outstanding on that date. The following information regarding shares of Liberty common stock is given as of October 31, 2006, unless otherwise indicated, and, in the case of percentage ownership information, is based on 134,449,648 shares of LCAPA, 6,019,680 shares of LCAPB, 627,912,747 shares of LINTA and 30,007,839 shares of LINTB, in each case outstanding on that date. The following information regarding shares of Kudelski common stock is given as of October 31, 2006, unless otherwise indicated, and, in the case of percentage ownership information, is based on 46,300,000 registered shares and 47,239,220 bearer shares of Kudelski outstanding on that date. For purposes of the information below regarding ownership of Kudelski shares, Kudelski’s registered shares are wholly owned by Mr. Kudelski and his family. The other named individuals who hold Kudelski shares own bearer shares of Kudelski.
      Shares issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after October 31, 2006, with respect to our, Liberty and Kudelski securities, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership and voting power of that person, but are not treated as outstanding for the purpose of computing the percentage ownership and voting power of any other person. For purposes of the following presentation, beneficial ownership of OpenTV Class B ordinary shares, though convertible on a one-for-one basis into OpenTV Class A ordinary shares, is reported as beneficial ownership of OpenTV Class B ordinary shares only, and not as beneficial ownership of shares of OpenTV Class A ordinary shares. In addition, for purposes of the following presentation, beneficial ownership of shares of LCAPB and LINTB, though convertible on a one-for-one basis into shares of LCAPA and LINTA, respectively, is reported as beneficial ownership of shares of LCAPB and LINTB only, and not as beneficial ownership of shares of LCAPA and LINTA, respectively. So far as is known to us, the persons indicated below have sole voting and investment power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
     Before the Share Purchase transaction:

				Percentage
		Number of		of	Voting
Name of Beneficial Owner	Title of Class	Shares		Class	Power

Nigel W. Bennett	OpenTV Class A	204,409	(1)	*	*
	OpenTV Class B	—
	LINTA	—
	LINTB	—
	LCAPA	—
	LCAPB	—
Robert R. Bennett	OpenTV Class A	—
	OpenTV Class B	—
	LINTA	1,452,907	(2)(3)(4)	*	4.5%
	LINTB	4,170,063	(3)(4)	12.2%
	LCAPA	290,582	(2)(3)(4)	*	4.3%
	LCAPB	833,993	(3)(4)	12.2%
J. Timothy Bryan	OpenTV Class A	24,529	(5)	*	*
	OpenTV Class B	—
	LINTA	—
	LINTB	—
	LCAPA	—
	LCAPB	—
James A. Chiddix	OpenTV Class A	824,637	(6)	*	*
	OpenTV Class B	—
	LINTA	4,356	(7)	*	*
	LINTB	—
	LCAPA	871	(7)	*	*
	LCAPB	—
Tim Evard	OpenTV Class A	78,201	(8)	*	*
	OpenTV Class B	—
	LINTA	—
	LINTB	—
	LCAPA	—
	LCAPB	—
Jerry Machovina	OpenTV Class A	19,529	(9)	*	*
	OpenTV Class B	—
	LINTA	13,402		*	*
	LINTB	—
	LCAPA	2,680		*	*
	LCAPB	—

				Percentage
		Number of		of	Voting
Name of Beneficial Owner	Title of Class	Shares		Class	Power

Shum Mukherjee	OpenTV Class A	71,180	(10)	*	*
	OpenTV Class B	—
	LINTA	—
	LINTB	—
	LCAPA	—
	LCAPB	—
J. David Wargo	OpenTV Class A	53,070	(11)	*	*
	OpenTV Class B	—
	LINTA	38,486	(12)	*	*
	LINTB	—
	LCAPA	9,358	(12)	*	*
	LCAPB	—
Anthony G. Werner	OpenTV Class A	—
	OpenTV Class B	—
	LINTA	131,696	(13)(14)	*	*
	LINTB	—
	LCAPA	26,339	(13)(14)	*	*
	LCAPB	—
Scott Wornow	OpenTV Class A	125,886	(15)	*	*
	OpenTV Class B	—
	LINTA	—
	LINTB	—
	LCAPA	—
	LCAPB	—
Michael Zeisser	OpenTV Class A	—
	OpenTV Class B	—
	LINTA	205,802	(16)(17)	*	*
	LINTB	—
	LCAPA	41,020	(16)(17)	*	*
	LCAPB	—
All current directors and executive officers as a group (13 persons)	OpenTV Class A	1,580,997	(18)	1.5%	*
	OpenTV Class B	—
	LINTA	1,846,649		*	4.5%
	LINTB	4,170,063		12.2%
	LCAPA	370,850		*	4.3%
	LCAPB	833,993		12.2%

*	Indicates less than 1 percent.

(1)	Includes beneficial ownership of 181,302 of our Class A ordinary shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

(2)	Includes 8,519 shares of LINTA and 1,706 shares of LCAPA held by the Liberty Media 401(k) Savings Plan.

(3)	Includes beneficial ownership of 506,410 shares of LINTA, 4,169,963 shares of LINTB, 101,282 shares of LCAPA and 833,993 shares of LCAPB which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after October 31, 2006.

Mr. Bennett has the right to convert the options to purchase shares of LINTB and LCAPA into options to purchase shares of LINTA and LCAPA, respectively.

(4)	Includes 311,649 shares of LINTA, 100 shares of LINTB, 62,329 shares of LCAPA and 20 shares of LCAPB owned by Hilltop Investments, Inc., which is jointly owned by Mr. Bennett and his wife.

(5)	Includes beneficial ownership of 24,529 of our Class A ordinary shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

(6)	Includes beneficial ownership of 750,000 of our Class A ordinary shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

(7)	Includes beneficial ownership of 4,356 shares of LINTA and 871 shares of LCAPA which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after October 31, 2006.

(8)	Includes beneficial ownership of 50,000 of our Class A ordinary shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

(9)	Includes beneficial ownership of 19,529 of our Class A ordinary shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

(10)	Includes beneficial ownership of 56,250 of our Class A ordinary shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

(11)	Includes beneficial ownership of 28,279 of our Class A ordinary shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

(12)	Includes (i) beneficial ownership of 2,187 shares of LINTA and 437 shares of LCAPA which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after October 31, 2006 and (ii) 20,782 shares of LINTA and 8,882 shares of LCAPA held by accounts managed by Mr. Wargo, as to which shares Mr. Wargo has disclaimed beneficial ownership.

(13)	Includes beneficial ownership of 130,925 shares of LINTA and 26,185 shares of LCAPA which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after October 31, 2006.

(14)	Includes 771 shares of LINTA and 154 shares of LCAPA held by the Liberty Media 401(k) Savings Plan.

(15)	Includes beneficial ownership of 76,250 of our Class A ordinary shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

(16)	Includes 1,254 shares of LINTA and 251 shares of LCAPA held by the Liberty Media 401(k) Savings Plan.

(17)	Includes beneficial ownership of 202,323 shares of LINTA and 40,464 shares of LCAPA which may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after October 31, 2006.

(18)	Includes beneficial ownership of 1,306,815 of our Class A ordinary shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

After the Share Purchase transaction (assuming the Share Purchase transaction had closed on October 31, 2006):
      The following table sets forth the beneficial ownership of shares of our company as well as Kudelski held by the new directors we expect to be designated to serve on our board of directors in connection with the closing of the transaction, as described elsewhere in this Information Statement. Messrs. Chiddix, Machovina, Bryan and Wargo, who we expect to remain on our board of directors after the closing of the Share Purchase transaction, do not own any shares of Kudelski as of the date of this Information Statement.

		Number of		Percentage of		Voting
Name of Beneficial Owner	Title of Class	Shares		Class		Power

Joseph Deiss	OpenTV Class A	—
	OpenTV Class B	—
	Kudelski	500		*		*
Lucien Gani	OpenTV Class A	—
	OpenTV Class B	—
	Kudelski	110		*		*
Alan A. Guggenheim	OpenTV Class A	—
	OpenTV Class B	—
	Kudelski	16,325	(1)	*		*
André Kudelski	OpenTV Class A	—
	OpenTV Class B	—
	Kudelski	53,083,559	(2)(3)		(2)	56.7%
Mercer Reynolds	OpenTV Class A	—
	OpenTV Class B	—
	Kudelski	—
Pierre Roy	OpenTV Class A	—
	OpenTV Class B	—
	Kudelski	5,734		*		*
Claude Smadja	OpenTV Class A	—
	OpenTV Class B	—
	Kudelski	1,300		*		*

*	Indicates less than 1 percent.

(1)	Includes beneficial ownership of 12,202 Kudelski shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

(2)	Includes Kudelski registered and bearer shares held by Mr. Kudelski and his family for which Mr. Kudelski claims beneficial ownership. Kudelski’s registered shares are wholly owned by Mr. Kudelski and his family. The remainder represents bearer shares of Kudelski. Each registered and bearer share entitles its holder to one vote.

(3)	Includes beneficial ownership of 19,000 Kudelski shares that may be acquired within 60 days after October 31, 2006, pursuant to stock options.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES
      In connection with the closing of the Share Purchase transaction, we anticipate the following changes:

•	The size of our board of directors will increase from seven (7) to eleven (11) members effective as of the closing of the Share Purchase Agreement.

•	James A. Chiddix is expected to resign as our Chairman and Chief Executive Officer effective immediately prior to the closing of the Share Purchase transaction but remain a director of our company. In addition, the following current directors are expected to resign from our board of directors effective immediately prior to the closing of the Share Purchase transaction: Messrs. Bennett, Werner and Zeisser. Messrs. Wargo, Bryan and Machovina are expected to remain on our board of directors after the closing of the Share Purchase transaction.

•	Concurrent with the foregoing resignations, Mr. André Kudelski of Kudelski is expected to be appointed as our Chairman of the Board, and Mr. Alan A. Guggenheim is expected to be appointed as our President and Chief Executive Officer and director.

•	In addition to the appointments of Messrs. Kudelski and Guggenheim to our board of directors, we anticipate that the following persons will be appointed to serve on our board of directors: Joseph Deiss, Lucien Gani, Mercer Reynolds, Pierre Roy and Claude Smadja to fill the vacancies resulting from the above resignations and increase in the number of authorized directors.
      The following discussion sets forth information regarding the proposed new directors following the closing of the Share Purchase transaction, based on information available to us as of the date of this Information Statement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, our directors will vote for any substitute nominee or nominees prior to the date the new directors take office. Each member of our board of directors shall serve until his successor is duly elected and qualified.

Joseph Deiss Age 60	To be appointed as a director of our company effective as of the closing of the Share Purchase transaction; Federal Councillor for the Swiss federal government from March 1999 to August 2006; Head of Federal Department of Economic Affairs from 2002 to 2006; President of the Swiss Confederation from January 2004 to December 2004; Head of Federal Department of Foreign Affairs from 1999 to 2002.

Alan A. Guggenheim Age 56	To be appointed as our President and Chief Executive Officer and director effective as of the closing of the Share Purchase transaction; Executive Vice President and Executive Board member of Kudelski since January 2003; Chief Executive Officer of NagraStar LLC, a joint venture between EchoStar Communications and Kudelski that supplies conditional access systems and security access devices and services to EchoStar’s Dish Network and its affiliated companies, since January 2001; Chairman of the Board of NagraUSA, Inc, an indirect subsidiary of Kudelski, since 2003. Effective upon Mr. Guggenheim’s appointment as our President and Chief Executive Officer, he is expected to resign his positions with Kudelski, NagraStar and NagraUSA, Inc.

Lucien Gani Age 58	To be appointed as a director of our company effective as of the closing of the Share Purchase transaction; General Counsel and Head of Legal Affairs of Kudelski since January 2006; currently also a Partner of Luthy, Wanner, Jaton, Hofstetter, Gani, Ramel and Elkaim, a Swiss law firm, since 1990.

André Kudelski Age 46	To be appointed as the Chairman of our board of directors effective as of the closing of the Share Purchase transaction; Chairman and Chief Executive Officer of Kudelski, a leading provider of digital security technology for a wide range of applications requiring access control and rights management, since 1991; member of Kudelski’s Board of Directors since 1987 and its Chairman of the Board since 1991; currently a director of the Edipresse Group (an international media and communications company), Nestlé (a global food and beverage company), HSBC Private Banking Holdings (a global bank) and Dassault Systèmes (a provider of Product Lifecycle Management software solutions).

Mercer Reynolds Age 61	To be appointed as a director of our company effective as of the closing of the Share Purchase transaction; Chairman of the Board of Directors of Reynolds, DeWitt & Co., an investment firm, since 1979 (except during his tenure as United States Ambassador); United States Ambassador to Switzerland and Liechtenstein from September 2001 to April 2003.

Pierre Roy Age 54	To be appointed as a director of our company effective as of the closing of the Share Purchase transaction; Chief Operating Officer and Executive Vice President of Nagravision S.A., a subsidiary of Kudelski, since January 2003; Owner of Pierre Roy Consulting Company, a private consulting company based in Switzerland, since 1999.

Claude Smadja Age 61	To be appointed as a director of our company effective as of the closing of the Share Purchase transaction; Founder and President of Smadja & Associates Inc, a strategic advisory firm based in Nyon, Switzerland and New York, New York working with global corporations on strategic issues, since June 2001; Managing Director of the World Economic Forum based in Geneva, Switzerland from 1996 to 2001; currently the Vice Chairman of the Board of Directors of Kudelski and director of the Edipresse Group and Infosys Corporation (a provider of consulting and information technology services).
Executive Officers, Directors and Significant Employees (as of the date of this Information Statement)

Nigel W. Bennett Age 44	Our Senior Vice President and General Manager of Europe, Middle East and Africa since October 2004; our Senior Vice President and General Manager of Worldwide Professional Services and Support from June 1999 to September 2004.

Robert R. Bennett Age 47	Our director since August 2002; President of Discovery Holding Company since March 2005; President of Liberty Media Corporation from April 1997 through February 2006; Chief Executive Officer of Liberty from April 1997 to August 2005; currently a director of Liberty Media Corporation and Discovery Holding Company.

J. Timothy Bryan Age 45	Our director since June 2003; Chief Executive Officer of ICO Communications since January 2006 and a director since 2001; Chief Financial Officer of Eagle River, Inc. from 2001 to 2003; an advisor for domestic and international telecommunications companies from 1999 to 2001; currently a director and Chairman of the Audit Committee for Clearwire Corporation.

James A. Chiddix Age 60	Our director and Executive Chairman since March 2004; our Chief Executive Officer since May 2004; President of MystroTV, a business unit of Time Warner Cable formed to provide digital customers with the ability to pause, rewind and restart live television and to recapture missed programming, from July 2001 to January 2004; Chief Technical Officer of Time Warner Cable from June 1998 to July 2001.

Tim Evard Age 59	Our Senior Vice President and General Manager of Marketing and Applications Products since November 2004; President and Chief Executive Officer of Broadband iTV from January 2004 to November 2004; Senior Vice President of WSNET from 2002 to 2003; Founder and Executive Vice President of Broadband Residential from 2000 to 2002; Senior Vice President of Marketing of Time Warner from 1998 to 2002.

Joel Hassell Age 45	Our Senior Vice President and General Manager of Americas Satellite since September 2004; our Vice President of Engineering from July 2003 to September 2004; Chief Operating Officer of ACTV, Inc. from July 2001 to July 2003.

Mazin S. Jadallah Age 36	Our Senior Vice President of Strategic Development since July 2004; Vice President of Corporate Development at the Time Warner Interactive Video Group from 2001 to 2004; Executive Director at Time Warner from 1998 to 2001.

Jerry Machovina Age 58	Our director since October 2003; currently a private investor; Executive Vice President of Yankees Entertainment and Sports Network (YES) from September 2001 to October of 2002; Co-Chief Executive Officer of Mediapassage, which merged with Adauction (doing business as OneMediaPlace), from April 2001 to September 2001; currently a director and Senior Consultant for Vehix.com.

Shum Mukherjee Age 56	Our Executive Vice President and Chief Financial Officer since June 2005; Executive Vice President, Finance and Operations and Chief Financial Officer at Genus, Inc., a semiconductor equipment company, from October 2001 to June 2005; Vice President, Finance and Corporate Controller for E*Trade Group and Chief Financial Officer for E*Trade International from 1998 to 2001.

J. David Wargo Age 52	Our director since August 2002; President of Wargo & Company, Inc., a private investment company specializing in the communications industry, since January 1993; currently a director of Strayer Education, Inc., Liberty Global, Inc. and Discovery Holding Company.

Anthony G. Werner Age 49	Our director since August 2002; Senior Vice President and Chief Technology Officer of Liberty Global, Inc. since June 2005; Senior Vice President and Chief Technology Officer of Liberty Media Corporation from August 2001 until June 2006; Senior Vice President of Strategic Technologies at Qwest Communications from May 2001 to August 2001; President and Chief Executive Officer of Aurora Networks, from October 2000 to May 2001; currently a director of Dycom Industries, Inc.

Scott Wornow Age 44	Our Executive Vice President, Business and Legal Affairs and Corporate Secretary since October 2003; Vice President, General Counsel, Corporate Secretary and Chief Restructuring Officer of OmniSky Corporation, a wireless data provider, from May 2000 to December 2002; Partner in the New York office of the international law firm of Paul, Hastings, Janofsky & Walker LLP prior to May 2000.

Michael Zeisser Age 41	Our director since October 2003; our Interim Chairman from December 2003 through March 2004; Senior Vice President of Liberty Media Corporation since September 2003; Partner at McKinsey & Company from December 1996 through September 2003; currently a director of Fun Technologies, Inc.
      There are no family relations among the above named individuals, by blood, marriage or adoption, except that Mr. Evard is the first cousin of Mr. Chiddix’s wife.
Section 16(a) Beneficial Ownership Reporting Compliance
      In accordance with Section 16(a) of the Securities Exchange Act of 1934 and the regulations of the Securities and Exchange Commission, our directors, executive officers and holders of more than 10% of our ordinary shares are required to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the Nasdaq National Market and to furnish us with copies of all of the reports they file. Based solely on our review of the copies of the forms furnished to us and written representations from the reporting persons, we are unaware of any failures during 2005 to file Forms 3, 4 or 5 and any failures to file such forms on a timely basis, except for a Form 5 for the grant of a stock option of 50,000 OpenTV Class A ordinary shares to Mazin Jadallah that was filed late on January 9, 2006.

CORPORATE GOVERNANCE AND BOARD MATTERS
Board Meetings and Selection Process
      Our board of directors held six (6) meetings in 2005. Each director attended at least 75% of the meetings of our board of directors that were held in 2005.
      Our board of directors has an audit committee, a compensation committee and an incentive plan committee. Each director attended at least 75% of the meetings of each of the committees of our board of directors on which he served in 2005.
      Directors are elected annually and serve until their successors are duly elected and qualified.
      We are currently a “controlled company” as defined in Rule 4350(c)(5) of the Nasdaq Marketplace Rules because more than 50% of our voting power is beneficially owned by Liberty Media Corporation and will continue to be a “controlled company” after the closing of the Share Purchase transaction because more than 50% of our voting power will be beneficially owned by Kudelski. Please see “Security Ownership of Certain Beneficial Owners and Management” above. Therefore, we are not subject to the requirements of Rule 4350(c) that would otherwise require us to have (i) a majority of independent directors on our board of directors; (ii) a compensation committee composed solely of independent directors; (iii) a nominating committee composed solely of independent directors; (iv) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and (v) director nominees selected, or recommended for our board of directors’ selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.
      In light of Liberty’s voting power, our board of directors has determined that the board of directors, rather than a nominating committee, is the most appropriate body for identifying director candidates and selecting nominees to be presented at the annual meeting of stockholders. Our board of directors has further determined that no formal policy with respect to consideration of candidates recommended by stockholders would be appropriate.
      Of the seven directors currently serving on our board of directors, our board of directors has determined that Messrs. Wargo, Bryan and Machovina are “independent directors” as defined in the Nasdaq Marketplace Rules. Our independent directors also participate on our audit committee. As part of that committee they held executive sessions at six of the audit committee meetings at which only the independent directors were present. Following the closing of the Share Purchase transaction, our Board will determine which of the new Board members shall be considered “independent directors” as defined by Nasdaq.
Audit Committee
      Messrs. Wargo, Bryan and Machovina are currently the members of the audit committee. Mr. Wargo is the chairman of the audit committee. Each of the members of the audit committee meets the independence requirements of the Nasdaq Marketplace Rules and applicable Securities and Exchange Commission Rules and Regulations as such standards exist on the date of this Information Statement and are financially literate as determined by our board of directors in light of applicable regulatory standards. Our board of directors has determined that Mr. Wargo is a “financial expert” as defined by applicable Securities and Exchange Commission Rules. The audit committee met eight (8) times in 2005. Our audit committee holds a separate meeting with our independent auditors in conjunction with each regularly scheduled board meeting that employee and affiliated directors and other members of management do not attend. We expect the composition of our Audit Committee to be reviewed by our board of directors after the closing of the Share Purchase transaction.
      The audit committee assists our board in its oversight responsibilities relating to our financial accounting, reporting and controls. The audit committee monitors and evaluates periodic reviews of the adequacy of our accounting and financial reporting processes and internal control over financial reporting that are conducted by our financial and senior management and our independent auditors. In addition, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent auditors, reviews and evaluates the qualifications, independence and performance of our independent auditors, monitors our compliance with legal and regulatory requirements and facilitates communication among our independent auditors, our financial and senior management and our board of directors. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and receive appropriate funding, as determined by the audit committee, from our company for such advice and assistance.
      Our audit committee charter is available on our website at www.opentv.com. In addition, we will provide a copy of the audit committee charter, free of charge, to any stockholder who calls or submits a request in writing to Investor Relations, OpenTV Corp., 275 Sacramento Street, San Francisco, California 94111, telephone number (415) 962-5000.
      Audit Committee Report. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the consolidated financial statements and an independent audit of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). The audit committee discussed with our independent auditors the overall scope and plans for its audits. The audit committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, and the overall quality of our financial reporting.
      In performing its oversight role, the audit committee reviewed, considered and discussed the audited financial statements with management and the independent auditors. The audit committee also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The audit committee received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The audit committee also considered whether the provision of non-audit services by the independent auditors is compatible with maintaining the auditors’ independence and has discussed with the auditors the auditors’ independence.
      Based on the reports and discussions described in this Report, the audit committee recommended to the board of directors, and the board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005. The audit committee also recommended to the board of directors, and the board approved, subject to stockholder ratification, the selection of KPMG LLP as independent auditors for the year ending December 31, 2006.

Submitted by the members of the Audit Committee:

J. David Wargo
J. Timothy Bryan
Jerry Machovina
      We dismissed our former independent registered public accounting firm, KPMG LLP, on June 29, 2006. We engaged Grant Thornton LLP as our independent registered public accounting firm for fiscal 2006 on July 6, 2006.

Compensation Committee
      Messrs. Bennett, Chiddix, Bryan, Wargo and Zeisser are currently members of the compensation committee. Mr. Bryan is the chairman of the Compensation Committee. The compensation committee met informally throughout 2005 and Mr. Bryan, as chairman, met with our Chief Executive Officer and other members of management at various times during 2005 to discuss compensation matters related to 2005. The board approved certain recommendations made by the Compensation Committee in 2005; the committee also acted by unanimous written consent one time during 2005. We expect the composition of our Compensation Committee to be reviewed by our board of directors after the closing of the Share Purchase transaction.
      The compensation committee reviews our incentive compensation programs for executive officers and approves the annual compensation for executive officers and directors. The compensation committee also supervises the administration of our employee stock and option plans.
Incentive Plan Committee
      Our board of directors has also established an incentive plan committee, which is a subcommittee of the compensation committee, to assist the compensation committee in administering the OpenTV Corp. 2003 Incentive Plan. Messrs. Bennett, Wargo and Bryan are the members of the incentive plan committee. The incentive plan committee did not meet in 2005. As a result of our stockholders’ approval of our 2005 Incentive Plan in November 2005, no further awards will be granted under our 2003 Incentive Plan. We expect the composition of our Incentive Plan Committee to be reviewed by our board of directors after the closing of the Share Purchase transaction.

EXECUTIVE COMPENSATION
      The following table sets forth all compensation awarded to, earned by or paid for services rendered to us in all capacities during 2005, 2004, and 2003 by our Chief Executive Officer during 2005 and our five other most highly compensated executive officers as of December 31, 2005, who we refer to as our “named executive officers.” This information includes the dollar value of base salaries, commissions and bonus awards, the number of our Class A ordinary shares subject to stock options granted and certain other compensation, whether paid or deferred. We have not granted stock appreciation rights and have not provided any long-term compensation benefits other than stock options. Several of our executive officers joined us during the course of 2005 or 2004 and information with respect to those individuals is provided for the partial year or years in which they were employed.
Summary Compensation Table

							Long-Term
							Compensation
							Awards

							Securities		All Other
		Salary	Bonus*		Other Annual		Underlying		Compensation
Name	Year	($)	($)		Compensation		Options		($)

James A. Chiddix(1)	2005	463,950	153,104		—		—		20,996	(2)
Chief Executive Officer	2004	337,500	112,500		—		1,000,000		3,000	(3)
							500,000	(4)
	2003	—	—		—		—		—
Mark H. Allen(5)	2005	425,000	122,719		—		40,000		—
Executive Vice President &	2004	339,863	148,750		—		40,000		—
Managing Director Technology	2003	—	91,105	(6)	—		150,000	(7)	—
Licensing & Commercial Affairs
Nigel W. Bennett	2005	284,000	114,310		208,191	(8)	100,000		19,032	(9)
Senior Vice President &	2004	227,900	49,105		—		20,000		3,000	(3)
General Manager of Europe,	2003	220,000	50,511		—		20,000		3,000	(3)
Middle East and Africa
Tim Evard(10)	2005	375,000	124,688		—		—		3,000	(3)
Senior Vice President &	2004	41,346	—		—		200,000		—
General Manager of	2003	—	—		—		—		—
Marketing and Applications
Shum Mukherjee(11)	2005	169,423	68,149		—		150,000		—
Executive Vice President &	2004	—	—		—		—		—
Chief Financial Officer	2003	—	—		—		—		—
Scott Wornow(12)	2005	300,000	99,750		—		100,000		3,000	(3)
Executive Vice President,	2004	240,000	84,000		—		40,000		—
Business and Legal Affairs	2003	48,256	10,567		—		45,000		—

(*)	Bonus compensation is displayed for the year such bonus was earned. Bonus awards for the years ended December 31, 2003, 2004 and 2005 were paid in the form of OpenTV Class A ordinary shares, except for the bonus paid in cash to Mr. Chiddix in 2004 pursuant to the terms of his employment agreement.

(1)	Mr. Chiddix’s employment as our Chief Executive Officer commenced in May 2004.

(2)	Represents a payment of $17,996 in connection with Mr. Chiddix’s relocation to San Francisco and $3,000 in matching contributions made to Mr. Chiddix’s 401(k) plan account.

(3)	Represents matching contributions made to the individual’s 401(k) plan account in the fiscal year.

(4)	Represents options to purchase up to 500,000 OpenTV Class A ordinary shares granted to Mr. Chiddix. The options are separated into tranches and the vesting of each tranche is subject to the achievement of performance objectives. If, and when, the performance objectives relating to any particular tranche are satisfied, as determined by our board of directors, the stock options underlying such tranche will begin vesting, with twenty percent vesting on the date such performance objective is satisfied and the remainder of the options underlying that trance vesting in equal installments on the first, second, third and fourth anniversary of such date. If the performance objectives of any particular tranche are not achieved, the options relating to such tranche will expire without further action.

(5)	Mr. Allen’s employment with us commenced in March 2004 and ended in April 2006. Prior to March 2004, Mr. Allen provided services to us through Liberty Broadband Interactive Television, a company that formerly provided management services to us. Liberty Broadband charged us a monthly management fee that was based on the estimated amount of time the individuals spent on our business each month. In February 2004, our management relationship with Liberty Broadband was terminated.

(6)	Represents payments made in connection with services provided to us through Liberty Broadband Interactive Television.

(7)	Represents an option to purchase (i) 50,000 shares granted on June 12, 2003 and (ii) 100,000 shares granted on September 1, 2003, in each case, in connection with services provided to us through Liberty Broadband Interactive Television.

(8)	Represents a payment of $105,555 housing and car allowance, $40,026 for temporary housing, $47,366 for reimbursement of tuition fees for this children and $15,244 for living expenses, each in connection with Mr. Bennett’s relocation to our London, UK office.

(9)	Represents a payment of $16,032 in connection with Mr. Bennett’s relocation to our UK office and $3,000 in matching contributions made to Mr. Bennett’s 401(k) plan account in the fiscal year.

(10)	Mr. Evard’s employment with us commenced in November 2004.

(11)	Mr. Mukherjee’s employment with us commenced in June 2005.

(12)	Mr. Wornow’s employment with us commenced in October 2003.
Option Grants in 2005
      The following table sets forth information regarding stock option grants to each of our named executive officers during 2005. During 2005, we granted to our employees options to purchase 3,266,000 of our Class A ordinary shares. The exercise price of all stock options was equal to the fair market value of our Class A ordinary shares on the date of grant. The stock options generally vest over four years, where twenty-five percent (25%) of the option vests on the first anniversary of the grant date and at the end of each month thereafter, the option vests as to an additional l/48th of the shares until the option is vested with respect to one hundred percent (100%) of the shares. All stock options have a term of 10 years, subject to earlier termination upon termination of employment.
      The potential realizable value table illustrates the hypothetical gains that would exist for the options at the end of the 10-year term of the option based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the term. The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by the Securities and Exchange Commission rules and do not represent our estimate or projection of future Class A ordinary share prices.

Actual gains, if any, on option exercises will depend on the future performance of our Class A ordinary shares and overall market conditions. The potential realizable values shown in this table may never be achieved.

					Potential Realizable
					Value at Assumed
	Number of	Percent of			Rates of Stock Price
	Securities	Total Options			Appreciation For
	Underlying	Granted to			Option Term
	Options	Employees in	Exercise	Expiration
Name	Granted	Fiscal Year	Price	Date	5%	10%

James A. Chiddix	—	—	—	—	—
Mark H. Allen	40,000	1%	$2.84	3/30/2015	71,442	181,049
Nigel W. Bennett	100,000	3%	$2.84	3/30/2015	178,606	452,623
Tim Evard	—	—	—	—	—
Shum Mukherjee	150,000	5%	$2.81	6/7/2015	265,079	671,762
Scott Wornow	100,000	3%	$2.84	3/30/2015	178,606	452,623
Option Exercises in 2005 and Year-End Option Values
      The following table sets forth information concerning stock option exercises during 2005 by each of our named executive officers, including the aggregate amount of gains on the date of exercise. The value realized for option exercises is the aggregate fair market value of our Class A ordinary shares on the date of exercise less the exercise price. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options held on December 31, 2005 by each of those officers. Also reported are values for “in-the-money” stock options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of our Class A ordinary shares as of December 31, 2005.
      The values for unexercised in-the-money options have not been, and may never be, realized. The fair market value is determined by the closing price of our Class A ordinary shares on December 30, 2005, as reported on the Nasdaq National Market, which was $2.24 per share.

	Shares		Underlying Unexercised		In-the-Money Options
	Acquired		Options at Fiscal Year-End		at Fiscal Year-End
	Upon	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

James A. Chiddix	—	—	—	1,500,000	—	—
Mark H. Allen	—	—	62,500	167,500	$5,750	$17,250
Nigel W. Bennett	—	—	127,552	135,000	$3,050	$9,150
Tim Evard	—	—	—	200,000	—	—
Shum Mukherjee	—	—	—	150,000	—	—
Scott Wornow	—	—	11,250	173,750	—	—
Employment Agreements

Employment agreement with Chief Executive Officer
      In March 2004, we entered into an employment agreement with James Chiddix pursuant to which Mr. Chiddix agreed to serve as the Executive Chairman of our board of directors. Mr. Chiddix assumed the additional position of Chief Executive Officer in May 2004.
      The employment agreement commenced on April 1, 2004, and has a one-year term that is automatically extended daily so that the remaining term on any date is one year. Under the agreement, Mr. Chiddix is provided with a minimum base salary of $450,000. For the year ended December 31, 2004, Mr. Chiddix was entitled to receive a bonus, paid quarterly in arrears, in an aggregate annual amount equal to 33% of his base salary (prorated for the actual weeks during the year he was employed by us), payable in cash or, at Mr. Chiddix’s election, in our Class A ordinary shares valued at the fair market value of our Class A ordinary shares on the last day of the calendar quarter for which the portion of the bonus was earned. For subsequent calendar years during the term, Mr. Chiddix is eligible for an annual bonus paid at the discretion of the compensation committee.
      Under the agreement, Mr. Chiddix was granted an option to purchase 1,000,000 of our Class A ordinary shares on March 23, 2004 with an exercise price of $2.99 per share, the closing price for our Class A ordinary shares on the Nasdaq National Market on that date, vesting in equal annual installments on the second, third, fourth and fifth anniversaries of the date of grant. Mr. Chiddix was also awarded on March 23, 2004 options, which have been separated into tranches, to purchase an additional 500,000 of our Class A ordinary shares with an exercise price of $2.99 per share, the vesting of which is contingent upon us achieving certain performance goals established by our board of directors. If the performance objectives of any particular tranche are not achieved, the options relative to such tranche will expire without further action.
      If Mr. Chiddix voluntarily terminates his employment with us or if he is terminated for “cause” (as defined in his employment agreement), he would receive payment for all unpaid salary, reimbursable business expenses not theretofore paid and accrued vacation time, in each case, up to the date of termination.
      If Mr. Chiddix’s employment is terminated by us other than for “cause”, or by Mr. Chiddix for “good reason” (as defined in his employment agreement), he would receive the following: (i) payment for all unpaid salary, reimbursable business expenses not theretofore paid and accrued vacation time up to the date of termination, (ii) salary continuation for the remainder of the employment term, unless such termination is within 12 months of a “change in control” (as defined in his employment agreement), in which case he would be entitled to receive 18 months of salary paid, at his election, either in the form of salary continuation or in a lump sum payment, (iii) a pro-rata portion of any annual bonus he would have received with respect to the year in which his employment was terminated, (iv) continued vesting of stock options (including performance-based stock options that had begun to vest prior to the date of termination) for a period of one year from the date of termination (unless such date of termination is within 12 months of a “change in control”, in which case such vesting shall continue for a period of 18 months from the date of termination), (v) continued exercisability of stock options for a period of 90 days following the date on which the last stock options referred to in the preceding clause (iv) shall have vested, and (vi) for the period in which Mr. Chiddix receives salary continuation benefits from us (or such shorter period if he receives alternative health care coverage), amounts equal to the difference between the monthly premium payments paid by Mr. Chiddix for continued health care coverage and the amount he would have paid for health care coverage had he remained an employee of us.
      In the event the employment agreement is terminated as a result of Mr. Chiddix’s death or disability, he (or his estate) would receive the following: (i) payment for unpaid salary, reimbursable business expenses not theretofore paid and accrued vacation time, in each case, up to the date of termination, (ii) a lump sum payment equal to six months of salary, and (iii) a pro-rata portion of any annual bonus he would have received with respect to the year in which his employment was terminated by reason of the death or disability. In addition, all stock options (other than performance-based options that had not begun to vest prior to the date of termination) shall vest and remain exercisable for a period of one year following the date of termination.

Employment Letters With Certain Executive Officers
      We have an employment letter with Tim Evard, who serves as our Senior Vice President and General Manager of Marketing and Applications Products, under which Mr. Evard receives an annual salary of $375,000, with a target bonus of 35% of his annual salary. Mr. Evard received a grant of 200,000 options upon joining the company in November 2004. We have an employment letter with Mazin Jadallah, who serves as our Senior Vice President of Strategy and Development, under which Mr. Jadallah receives an annual salary of $235,000, with a target bonus of 35% of his annual salary. Mr. Jadallah received a grant of 50,000 options upon joining the company in July 2004, and another 50,000 options after being with the company for six months. We have an employment offer letter with Shum Mukherjee, who serves as our Executive Vice President and Chief Financial Officer, under which Mr. Mukherjee receives an annual salary of $300,000, with a target bonus of 35% of his annual salary. Mr. Mukherjee received a grant of 150,000 options upon joining the company in June 2005, and is entitled to receive another 50,000 options in 2006 upon the achievement of specific performance goals, as determined by our Chief Executive Officer.
      We have a retention agreement with Joel Hassell, who serves as our Senior Vice President and Managing Director of North American Satellite, under which Mr. Hassell receives an annual salary of $258,750. We have a retention agreement with Scott Wornow, who serves as our Executive Vice President, Business and Legal Affairs and Corporate Secretary, under which Mr. Wornow receives an annual salary of $300,000.
      Under their respective employment letters and retention agreements, Messrs. Evard, Jadallah, Mukherjee, Hassell and Wornow are considered employees at-will. If Messrs. Evard, Jadallah, Mukherjee, Hassell or Wornow’s employment is terminated by us other than for “cause,” as defined in their respective employment letters, or as a result of a material reduction in their respective duties or responsibilities or base salary (or, in the case of Mr. Hassell, a relocation of his principal place of business), each such person would receive, in his particular case, the following:

•	payment for all unpaid salary, reimbursable business expenses not theretofore paid and accrued vacation time up to the date of termination;

•	salary continuation for a period of six months after termination, unless such termination is within 12 months of a “change in control” (as defined in their respective employment agreements), in which case each would be entitled to receive 12 months of salary paid;

•	continued vesting of stock options for a period of six months after termination, unless such termination is within 12 months of a “change in control” (as defined in their respective employment agreements), in which case each would be entitled to receive 12 months of vesting; and

•	continued exercisability of stock options for a period of 90 days following the date on which the last stock options referred to in the preceding bullet point shall have vested.
      Each of these employment letters and retention agreements also contains an agreement not to compete with the business of our company for a period of one year from termination.

Letter Agreement with our Former Chief Financial Officer
      On April 1, 2005, we entered into a letter agreement with Richard Hornstein, our former Senior Vice President and Chief Financial Officer, pursuant to which Mr. Hornstein agreed to continue to serve as our Chief Financial Officer until May 15, 2005. As part of that arrangement, we paid Mr. Hornstein a cash bonus of $75,000 in May 2005 for certain services provided during that transition period.

Separation Agreement with our Former Executive Vice President and Managing Director of Technology Licensing and Commercial Affairs
      On April 5, 2006, we executed a separation and release agreement with Mr. Allen, who served as our Executive Vice President and Managing Director of Technology Licensing and Commercial Affairs. Mr. Allen’s employment with us ended on April 25, 2006. The agreement provides, among other things, for the continuation of Mr. Allen’s base salary until the first anniversary of his termination date, subject to accelerated payment of any amounts remaining unpaid as of March 15, 2007, and continued vesting of Mr. Allen’s stock options for a period of up to 24 months from termination, with a right to exercise those options, in general, for 90 days after final vesting. Mr. Allen has also agreed to provide consulting services to us if requested, from time to time, to the extent that he is available.

Separation Agreement with our Former Executive Vice President and Managing Director of North American Cable
      On May 30, 2006, we executed a separation and release agreement with Wesley Hoffman, who served as our Executive Vice President and Managing Director of North American Cable. Mr. Hoffman’s employment with us ended on May 31, 2006. The agreement provides, among other things, for the continuation of Mr. Hoffman’s base salary until February 28, 2007 and continued vesting of Mr. Hoffman’s stock options through September 30, 2006, subject to accelerated vesting of certain options upon satisfaction of specified performance objectives prior to June 30, 2006. Any options vested through September 30, 2006 will remain exercisable through December 31, 2006. Mr. Hoffman has also agreed to provide consulting services to the company if requested, from time to time, to the extent that he is available.
Compensation Committee Interlocks and Insider Participation
      As of the date of this Information Statement, the members of the compensation committee of our board of directors are Robert R. Bennett, J. David Wargo, J. Timothy Bryan, Michael Zeisser and James A. Chiddix. Mr. Chiddix has served as our Chief Executive Officer since May 2004. Michael Zeisser served as our Interim Chairman from December 2003 through March 2004. No interlocking relationship exists between our board and its compensation committee and the board of directors or compensation committee of any other company.

      The following pages contain a report issued by our compensation committee relating to executive compensation for 2005. Stockholders should be aware that under Securities and Exchange Commission rules, the report on executive compensation by the compensation committee is not deemed to be “filed” or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933, except to the extent that we specifically incorporate this information by reference.
REPORT ON EXECUTIVE COMPENSATION
Board Compensation Committee Report on Executive Compensation
      The compensation committee is responsible for making decisions regarding the compensation of OpenTV’s Chief Executive Officer and other executive officers, including decisions relating to salaries, bonuses, certain equity incentives and other forms of compensation. James A. Chiddix, OpenTV’s Chairman and Chief Executive Officer, is a member of the compensation committee but does not participate in any decisions regarding his compensation.
      General Compensation Policy. OpenTV’s current compensation philosophy for executive officers is to establish a compensation package for each executive officer that includes a base salary, an annual bonus opportunity and equity incentive awards. The intent of each executive officer’s compensation package is to reward that executive commensurately with OpenTV’s overall financial performance, including that executive officer’s individual performance, and to seek to have a substantial portion of each executive officer’s compensation contingent upon meeting performance measures. OpenTV’s compensation program for executives is designed to attract and retain individuals who are capable of leading OpenTV in achieving its goals.
      Base Salary. The base salary for each executive officer is set on the basis of general market levels for commensurate positions and individual experience, expertise and performance.
      Annual Bonus Opportunity. Each executive officer other than OpenTV’s Chief Executive Officer has an established bonus target, which is measured against OpenTV’s overall financial performance and the achievement of individual objectives. Actual bonuses paid are based on a percentage of the individual’s base salary. For the year ended December 31, 2005, OpenTV paid annual bonuses to its executive officers in the form of registered OpenTV Class A ordinary shares.
      Incentive Compensation. Under the OpenTV Corp. 2005 Incentive Plan, OpenTV’s executive officers are eligible to receive stock-based incentives, including stock options and stock appreciation rights, as determined by the compensation committee, a committee of our board of directors. The compensation committee may make stock-based incentive awards at varying times and in varying amounts at its discretion. Generally, the compensation committee will set the size of each grant at a level that it deems appropriate to create a meaningful opportunity for stock ownership based upon the executive officer’s position, potential for future responsibility and promotion, performance in the recent period, and unvested options held. The relative weight given to each of these factors will vary from individual to individual, at the compensation committee’s discretion. OpenTV desires to promote ownership of its ordinary shares by executive officers of OpenTV because OpenTV believes that such ownership provides a common interest between its executive officers and stockholders of OpenTV. Options are expected to be granted at an exercise price equal to the fair market value of OpenTV ordinary shares underlying the option grant on the date of grant. Options granted under our 2005 Incentive Plan vest on a monthly basis over a four year period from the date of grant, with 25% vesting on the first anniversary of the date of grant.
      CEO Compensation. James A. Chiddix, OpenTV’s Chief Executive Officer, is party to an employment agreement with OpenTV. Under his employment agreement, Mr. Chiddix is provided with a minimum annual base salary of $450,000, subject to review by the board of directors of OpenTV annually or more often, and is eligible for an annual bonus. In evaluating his compensation package, the compensation committee (without the participation of Mr. Chiddix) and the board of directors consider the same types of factors and performance measures as are used to evaluate the company’s other executive officers. For the year ended December 31, 2005, Mr. Chiddix received a bonus of $153,104, which amount was paid in Class A ordinary shares of OpenTV Corp. For subsequent calendar years during the term, Mr. Chiddix is eligible for an annual bonus paid at the discretion of the compensation committee.
      Limitations on Deductibility of Compensation. Section 162(m) of the United States Internal Revenue Code renders non-deductible to a publicly-held corporation certain compensation in excess of $1 million paid in any year to certain of its executive officers, unless the excess compensation is “performance-based”, as defined in Section 162(m), or is otherwise exempt from Section 162(m). The basic philosophy of the compensation committee is to strive to provide OpenTV’s executive officers with a compensation package that will preserve the deductibility of such payments for OpenTV to the extent reasonably practicable and to the extent consistent with OpenTV’s other compensation objectives. The cash compensation paid to OpenTV’s other executive officers in 2005 did not exceed, and the cash compensation expected to be paid to OpenTV’s executive officers in 2006 is not expected to exceed, the $1 million limit per individual.

Submitted by the members of the Compensation Committee:

Robert R. Bennett
J. Timothy Bryan
J. David Wargo
Michael Zeisser
James A. Chiddix (other than in respect of
compensation of the Chief Executive Officer)

STOCK PERFORMANCE GRAPH
      The graph below compares the cumulative total stockholder return on our Class A ordinary shares from December 31, 2000 through December 31, 2005, with the cumulative total return of the Nasdaq Stock Market (U.S. Index) and the Nasdaq Computer & Data Processing Index over the same period. These returns assume the investment of $100 in our Class A ordinary shares and in each of the other indices on December 31, 2000 and reinvestment of any dividends (of which we paid none during that period).
      The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our ordinary shares.
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
AMONG OPENTV CORP., THE NASDAQ STOCK MARKET (U.S.) INDEX AND
THE NASDAQ COMPUTER & DATA PROCESSING INDEX

	Cumulative Total Return

	12/00	12/01	12/02	12/03	12/04	12/05

OpenTV Corp.	100.00	80.19	11.54	32.39	37.24	21.72

NASDAQ Stock Market (U.S.)	100.00	70.75	51.08	76.82	85.44	96.38

NASDAQ Computer & Data Processing	100.00	88.17	63.84	80.76	91.85	95.11

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      The following describes certain agreements we have with certain of our significant stockholders and describes certain transactions involving related parties and us since January 2005 through the date of this Information Statement. We believe that the terms of each of these agreements are no less favorable to us than terms we would have obtained in arm’s length negotiations with unaffiliated third parties.

Investors’ Rights Agreement
      On October 23, 1999 we entered into an Investors’ Rights Agreement with America Online, Inc., General Instrument Corporation, LDIG OTV, Inc., News America Incorporated, TWI-OTV Holdings, Inc., OTV Holdings Limited, Sun TSI Subsidiary, Inc. and MIH (BVI) Ltd. The Investors’ Rights Agreement was entered into in connection with our October 1999 private placement.
      In the following description, Sun TSI Subsidiary (a subsidiary of Sun Microsystems, Inc.) is referred to as the “existing investor”, and America Online, LDIG OTV (a subsidiary of Liberty), General Instrument and TWI-OTV Holdings (a subsidiary of Time Warner, Inc.) are referred to as the “new investors.” Although News America Incorporated and OTV Holdings Limited are parties to the Investors’ Rights Agreement, they are neither “existing investors” nor “new investors” for purposes of the following description because each of them has sold its entire interest in us.
      In connection with the Stock Purchase Agreement, dated May 8, 2002, as amended, among MIH Limited, OTV Holdings Limited, a wholly-owned subsidiary of MIH Limited, Liberty and LDIG OTV, Inc., a wholly-owned subsidiary of Liberty, pursuant to which Liberty acquired its stake in our company, MIH Limited and OTV Holdings Limited agreed not to exercise any of their rights under, among other agreements, the Investors’ Rights Agreement from and after the closing of the Liberty stock purchase transaction.
      Liberty is not a party to the Investors’ Rights Agreement and is not subject to its terms. LDIG OTV continues to be a party to, and to be subject to the terms of, the Investors’ Rights Agreement to the same extent as it was prior to the consummation of the Liberty stock purchase transaction.
      Board of Directors. The existing investor and the new investors have agreed to vote their shares so that our board of directors has the following composition:

•	so long as the investors in our October 1999 private placement own a number of our ordinary shares equal to at least 60% of the number of shares issued to such investors in that private placement (which amount is referred to as the “issued amount”), two directors designated by the new investors;

•	so long as the investors in our October 1999 private placement own a number of our ordinary shares equal to at least 30% of the issued amount, one director designated by the new investors; and

•	so long as the existing investor owns shares equal to at least 30% of the aggregate amount of our Class B ordinary shares issuable in respect of its shares of Class B common stock of Open TV, Inc., one director designated by the existing investor.
      Neither the existing investor nor the new investors currently have any designees serving on our board of directors. Liberty directly holds ordinary shares representing a majority of our outstanding voting power, which ordinary shares held directly by Liberty are not subject to the terms of the Investors’ Rights Agreement, including the obligation to vote shares in favor of the election of the designees of the existing investor and the new investors to our board of directors.
      Approval Rights. So long as the new investors may designate two of our directors and at least one of the directors designated by them is on our board of directors, we may not adopt new stock option plans or other equity compensation plans, or make material modifications to any such existing plans, without the approval of our board of directors, including the approval of at least one director designated by the new investors.
      Transfers and Exchanges. Subject to specified exceptions, prior to transferring any of our Class B ordinary shares to a non-affiliate or converting any of our Class B ordinary shares into our Class A ordinary shares, the existing investor and any new investors owning our Class B ordinary shares must first offer to exchange such shares for our Class A ordinary shares held by the new investors. Subject to certain exceptions, the existing investor or new investors must cause any of our Class B ordinary shares not exchanged pursuant to such offer to exchange to be converted to our Class A ordinary shares prior to transferring such shares to a non-affiliate.
      Prior to transferring any shares to a non-affiliate, other than in a registered public offering or certain market transactions, the new investors must first offer such shares to the other new investors.
      Registration Rights. The existing investor and each of the new investors have certain rights to require us to register their shares for resale.
      Nonsolicitation. Each of the parties to the Investors’ Rights Agreement other than us and the existing investor will not, so long as it holds any of our equity securities and for a period of one year thereafter, knowingly contact or solicit for employment any management or other professional person known to be employed by us or any of our subsidiaries without our written consent, with exceptions for general advertising or similar solicitation.

Amended and Restated Stockholders’ Agreement
      On October 23, 1999, we entered into the Amended and Restated Stockholders’ Agreement with OpenTV, Inc., OTV Holdings Limited, Sun Microsystems, Inc. and Sun TSI Subsidiary, Inc. This agreement required, among other things, that our board of directors seek the approval of Sun TSI Subsidiary and OTV Holdings prior to undertaking certain business decisions. This agreement terminated by its terms on January 4, 2006 as a result of Sun TSI Subsidiary electing to exchange all its shares of common stock of OpenTV, Inc. for our Class B ordinary shares pursuant to the Exchange Agreement described below.

Exchange Agreement
      On October 23, 1999, we entered into an Exchange Agreement with Sun TSI Subsidiary and OpenTV, Inc. that permits Sun TSI Subsidiary to exchange all or a portion of its shares of Class B Common Stock of OpenTV, Inc. for our Class B ordinary shares. The rate of exchange, which is subject to customary adjustments, is equal to one of our Class B ordinary shares for one share of Class B Common Stock of OpenTV, Inc. In January 2006, Sun TSI Subsidiary exchanged all of its shares of Class B Common Stock of OpenTV, Inc. for 7,594,796 of our Class B ordinary shares.

Liberty Medical Insurance Program
      Since January 2004, we have participated in the Liberty medical insurance program for our United States employees. For the year ended December 31, 2005, the cost of our participation in this program was $1.8 million. We believe that this participation provides us with better economic terms than we would otherwise be able to achieve independent of Liberty.

Letter Agreement with Liberty
      In connection with, and as a condition to, the adoption of our amended and restated memorandum of association which was approved by our board of directors (including each of our independent directors) in February 2006, we entered into a letter agreement with Liberty. Under that agreement, Liberty agreed that if it (or any of its affiliates) sells or otherwise transfers any of our Class B ordinary shares to a third party and the aggregate sale proceeds received by Liberty in that transaction exceed, on a per share basis, the trading price of our Class A ordinary shares as determined in accordance with an agreed formula, then Liberty will contribute to us, generally in the same form it receives as consideration for its shares, a proportionate percentage of that aggregate premium, reflecting Liberty’s relative economic (not voting) ownership in our company. As a result of that commitment, Liberty will retain only that portion of any premium that is equal to its relative equity ownership, based on the number of outstanding Class A and Class B ordinary shares at the time of any such sale. Pursuant to the Share Purchase transaction described elsewhere in this Information Statement, Liberty is expected to pay us up to $19.7 million, representing 71.4% of its premium. OpenTV will receive $5.4 million of this amount at closing, with the remainder to be paid after an applicable indemnity period.

Indemnification Agreements with Directors and Executive Officers
      We have entered into customary indemnification agreements with some of our executive officers and directors and expect to continue to do so in the future if new officers or directors join our company.

By Order of the Board of Directors,

James A. Chiddix,
Chairman of the Board and
Chief Executive Officer
Dated: December 26, 2006